SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Valeritas Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

91914N 202

(CUSIP Number)

Andrei Dorenbaum

CR Group L.P.

1000 Main St. Suite 2500

Houston, TX 77002

(713) 209-7350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 91914N 202

1.	Names of Reporting Persons. CR Group L.P. (formerly known as Capital Royalty L.P.)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,685,969(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,685,969(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,685,969(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.8%(2)(3)
14.	Type of Reporting Person (See Instructions) IA

(1)

The common stock of the Issuer underlying the Series A Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt held by the Funds into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein). All other securities were purchased with working capital of the Funds (defined herein). See Item 3 herein for further discussion on source of funds.

(2)

Includes (i) 2,500,000 shares of common stock of the Issuer underlying 2,500,000 shares of Series A Convertible Preferred Stock, (ii) 15,000,000 shares of common stock of the Issuer underlying 15,000,000 Series A warrants and (iii) 15,000,000 shares of common stock of the Issuer underlying 15,000,000 Series B warrants. Each share of Series A Convertible Preferred Stock became convertible into one share of the Issuer’s common stock for no additional consideration upon the completion of the Issuer’s initial public offering. Each Series A and Series B warrant became exercisable for one share of the Issuer’s common stock immediately upon issuance, and expires on November 16, 2023.

(3)

Based upon 99,950,642 shares of common stock of the Issuer outstanding immediately following the offering contemplated by the prospectus filed by the Issuer with the Securities and Exchange Commission on November 16, 2018 (File No. 333-226958), as reported therein.

CUSIP No. 91914N 202

1.	Names of Reporting Persons. Capital Royalty Partners II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,524,149(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,524,149(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,524,149(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)

The common stock of the Issuer underlying the Series A Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt held by the Funds into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein). All other securities were purchased with working capital of the Funds (defined herein). See Item 3 herein for further discussion on source of funds.

(2)

Includes (i) 273,648 shares of common stock of the Issuer underlying 273,648 shares of Series A Convertible Preferred Stock, (ii) 4,224,605 shares of common stock of the Issuer underlying 4,224,605 Series A warrants and (iii) 4,224,605 shares of common stock of the Issuer underlying 4,224,605 Series B warrants. Each share of Series A Convertible Preferred Stock became convertible into one share of the Issuer’s common stock for no additional consideration upon the completion of the Issuer’s initial public offering. Each Series A and Series B warrant became exercisable for one share of the Issuer’s common stock immediately upon issuance, and expires on November 16, 2023.

(3)

Based upon 99,950,642 shares of common stock of the Issuer outstanding immediately following the offering contemplated by the prospectus filed by the Issuer with the Securities and Exchange Commission on November 16, 2018 (File No. 333-226958), as reported therein.

CUSIP No. 91914N 202

1.	Names of Reporting Persons. Capital Royalty Partners II (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,102,469(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,102,469(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,102,469(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)

The common stock of the Issuer underlying the Series A Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt held by the Funds into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein). All other securities were purchased with working capital of the Funds (defined herein). See Item 3 herein for further discussion on source of funds.

(2)

Includes (i) 96,705 shares of common stock of the Issuer underlying 96,705 shares of Series A Convertible Preferred Stock, (ii) 1,264,997 shares of common stock of the Issuer underlying 1,264,997 Series A warrants and (iii) 1,264,997 shares of common stock of the Issuer underlying 1,264,997 Series B warrants. Each share of Series A Convertible Preferred Stock became convertible into one share of the Issuer’s common stock for no additional consideration upon the completion of the Issuer’s initial public offering. Each Series A and Series B warrant became exercisable for one share of the Issuer’s common stock immediately upon issuance, and expires on November 16, 2023.

(3)

Based upon 99,950,642 shares of common stock of the Issuer outstanding immediately following the offering contemplated by the prospectus filed by the Issuer with the Securities and Exchange Commission on November 16, 2018 (File No. 333-226958), as reported therein.

CUSIP No. 91914N 202

1.	Names of Reporting Persons. Capital Royalty Partners II Parallel Fund “A” L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,232,650(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,232,650(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,232,650(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.2%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)

The common stock of the Issuer underlying the Series A Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt held by the Funds into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein). All other securities were purchased with working capital of the Funds (defined herein). See Item 3 herein for further discussion on source of funds.

(2)

Includes (i) 306,397 shares of common stock of the Issuer underlying 306,397 shares of Series A Convertible Preferred Stock, (ii) 7,427,065 shares of common stock of the Issuer underlying 7,427,065 Series A warrants and (iii) 7,427,065 shares of common stock of the Issuer underlying 7,427,065 Series B warrants. Each share of Series A Convertible Preferred Stock became convertible into one share of the Issuer’s common stock for no additional consideration upon the completion of the Issuer’s initial public offering. Each Series A and Series B warrant became exercisable for one share of the Issuer’s common stock immediately upon issuance, and expires on November 16, 2023.

(3)

Based upon 99,950,642 shares of common stock of the Issuer outstanding immediately following the offering contemplated by the prospectus filed by the Issuer with the Securities and Exchange Commission on November 16, 2018 (File No. 333-226958), as reported therein.

CUSIP No. 91914N 202

1.	Names of Reporting Persons. Capital Royalty Partners II Parallel Fund “B” (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,260,061(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,260,061(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,260,061(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)

The common stock of the Issuer underlying the Series A Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt held by the Funds into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein). All other securities were purchased with working capital of the Funds (defined herein). See Item 3 herein for further discussion on source of funds.

(2)

Includes (i) 1,323,001 shares of common stock of the Issuer underlying 1,323,001 shares of Series A Convertible Preferred Stock, (ii) 2,083,333 shares of common stock of the Issuer underlying 2,083,333 Series A warrants and (iii) 2,083,333 shares of common stock of the Issuer underlying 2,083,333 Series B warrants. Each share of Series A Convertible Preferred Stock became convertible into one share of the Issuer’s common stock for no additional consideration upon the completion of the Issuer’s initial public offering. Each Series A and Series B warrant became exercisable for one share of the Issuer’s common stock immediately upon issuance, and expires on November 16, 2023.

(3)

Based upon 99,950,642 shares of common stock of the Issuer outstanding immediately following the offering contemplated by the prospectus filed by the Issuer with the Securities and Exchange Commission on November 16, 2018 (File No. 333-226958), as reported therein.

CUSIP No. 91914N 202

1.	Names of Reporting Persons. Parallel Investment Opportunities Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,566,640(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,566,640(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,566,640(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)

The common stock of the Issuer underlying the Series A Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt held by the Funds into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein). All other securities were purchased with working capital of the Funds (defined herein). See Item 3 herein for further discussion on source of funds.

(2)

Includes 500,250 shares of common stock of the Issuer underlying 500,250 shares of Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock became convertible into one share of the Issuer’s common stock for no additional consideration upon the completion of the Issuer’s initial public offering.

(3)

Based upon 99,950,642 shares of common stock of the Issuer outstanding immediately following the offering contemplated by the prospectus filed by the Issuer with the Securities and Exchange Commission on November 16, 2018 (File No. 333-226958), as reported therein.

Except as set forth in this Amendment No. 1 (this “Amendment”), the initial Schedule 13D that was filed on March 28, 2017 (the “Initial Filing”), remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Initial Filing. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Initial Filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

On November 16, 2018, the Reporting Persons purchased an aggregate of 15,000,000 Shares, 15,000,000 Series A warrants and 15,000,000 Series B warrants in connection with the Issuer’s underwritten public offering pursuant to a registration statement on Form S-1 (File No. 333-226958) that was declared effective by the Securities and Exchange Commission on November 15, 2018 (the “November 2018 Public Offering”). Each Share purchased by the Reporting Persons in the November 2018 Public Offering was sold together with a Series A warrant and a Series B warrant for $0.48, for an aggregate purchase price of $7.2 million, which was paid with the working capital of the Funds.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

a)	The Reporting Persons beneficially own:

(i)

Capital Royalty Partners II L.P. beneficially owns 13,524,149 Shares, representing 12.4% of all of the outstanding Shares, which includes (i) 273,648 Shares underlying Series A Convertible Preferred Stock, (ii) 4,224,605 Shares underlying Series A warrants and (iii) 4,224,605 Shares underlying Series B warrants.

(ii)

Capital Royalty Partners II (Cayman) L.P. directly owns 4,102,469 Shares, representing 4.0% of all of the outstanding Shares, which includes (i) 96,705 Shares underlying Series A Convertible Preferred Stock, (ii) 1,264,997 Shares underlying Series A warrants and (iii) 1,264,997 Shares underlying Series B warrants.

(iii)

Capital Royalty Partners II Parallel Fund “A” L.P. directly owns 23,232,650 Shares, representing 20.2% of all of the outstanding Shares, which includes (i) 306,397 Shares underlying Series A Convertible Preferred Stock, (ii) 7,427,065 Shares underlying Series A warrants and (iii) 7,427,065 Shares underlying Series B warrants.

(iv)

Capital Royalty Partners II Parallel Fund “B” (Cayman) L.P. directly owns 10,260,061 Shares, representing 9.7% of all of the outstanding Shares, which includes (i) 1,323,001 Shares underlying Series A Convertible Preferred Stock, (ii) 2,083,333 Shares underlying Series A warrants and (iii) 2,083,333 Shares underlying Series B warrants.

(v)

Parallel Investment Opportunities Partners II, L.P. directly owns 1,566,640 Shares, representing 1.6% of all of the outstanding Shares, which includes 500,250 Shares underlying Series A Convertible Preferred Stock.

(vi)

CR Group L.P. (formerly known as Capital Royalty L.P.), as investment manager for each of the Funds, may be deemed to beneficially own 52,685,969 Shares, representing 39.8% of all of the outstanding Shares, which includes (i) 2,500,000 Shares underlying Series A Convertible Preferred Stock, (ii) 15,000,000 Shares underlying Series A warrants and (iii) 15,000,000 Shares underlying Series B warrants.

The percentages of Shares owned the Reporting Persons are based upon 99,950,642 Shares outstanding immediately following the offering contemplated by the prospectus (the “November 2018 Prospectus”) filed by the Issuer with the Securities and Exchange Commission on November 16, 2018 (File No. 333-226958), as reported therein.

b)

With respect to the number of Shares, each Reporting Person has the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition of, and shared power to dispose or to direct the disposition of, see Items 7, 8, 9 and 10, respectively, on the cover pages hereto.

c)	A list of transactions in the Shares that were effected by the Reporting Persons during the past 60 days is attached as Exhibit A hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended as follows:

November 2018 Lock-Up Agreement

In connection with the November 2018 Public Offering, the Reporting Persons entered into lock-up agreements that, subject to limited exceptions, prohibit the Reporting Persons from offering for sale, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, lending, or otherwise transferring or disposing of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares; or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, for a period of 90 days following November 15, 2016.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended as follows:

Exhibit A	Transactions in Shares that were effected by the Reporting Persons during the past sixty days

Exhibit J	Form of Lock-Up Agreement between the Issuer and each of Capital Royalty Partners II L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II Parallel Fund “A” L.P., Capital Royalty Partners Parallel Fund “B” (Cayman) L.P. and Parallel Investment Opportunities Partners II, L.P. (incorporated by reference to Schedule II of the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed on November 14, 2018)

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2018

CR Group L.P.

Capital Royalty Partners II L.P.

Capital Royalty Partners II (Cayman) L.P.

Capital Royalty Partners II Parallel Fund “A” L.P.

Capital Royalty Partners II Parallel Fund “B” (Cayman) L.P.

Parallel Investment Opportunities Partners II, L.P.

By:	/s/ Andrei Dorenbaum

Authorized signatory for CR Group L.P.,

Capital Royalty Partners II L.P.,

Capital Royalty Partners II (Cayman) L.P.,

Capital Royalty Partners II Parallel Fund “A” L.P.,

Capital Royalty Partners II Parallel Fund “B” (Cayman) L.P.,

and Parallel Investment Opportunities Partners II, L.P.

EXHIBIT INDEX

Exhibit A	Transactions in Shares that were effected by the Reporting Persons during the past sixty days

Exhibit B	Joint Filing Agreement

Exhibit C	Form of Lock-Up and No Short Selling Agreement between the Issuer and the officers, directors and shareholders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 filed on February 6, 2017)

Exhibit D	Term Loan Agreement, dated May 24, 2013, by and between Valeritas, Inc., Capital Royalty Partners II L.P., Capital Royalty Partners II—Parallel Fund “A” L.P. and Parallel Investment Opportunities Partners II L.P., as lenders, and the guarantors party thereto (incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1 filed on February 6, 2017)

Exhibit E	Second Amended and Restated Term Loan Agreement, dated as of May 3, 2016, by and between Valeritas, Inc., a borrower, Valeritas Holdings, Inc., as Guarantor, Capital Royalty Partners II L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Parallel Investment Opportunities Partners II L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P., Capital Royalty Partners II (Cayman) L.P., as lenders, and the guarantors party thereto (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 filed on February 6, 2017)

Exhibit F	Amendment No. 1 to Second Amended and Restated Term Loan Agreement, dated as of February 9, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 21, 2017)

Exhibit G	Series A Preferred Stock Purchase Agreement, dated as of February 14, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 21, 2017)

Exhibit H	Registration Rights Agreement, dated as of February 14, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 21, 2017)

Exhibit I	Third Amended and Restated Voting Agreement, dated as of January 29, 2016, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and the other parties thereto.

Exhibit J	Form of Lock-Up Agreement between the Issuer and each of Capital Royalty Partners II L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II Parallel Fund “A” L.P., Capital Royalty Partners Parallel Fund “B” (Cayman) L.P. and Parallel Investment Opportunities Partners II, L.P. (incorporated by reference to Schedule II of the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed on November 14, 2018)